COR CLEARING LLC
(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$ 5,801,705
CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS	205,872,903
DEPOSITS WITH CLEARING ORGANIZATIONS	6,264,016
SECURITIES OWNED — At fair value	6,872,739
RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS	11,476,482
RECEIVABLE FROM CUSTOMERS	178,196,142
SECURITIES BORROWED	113,979,152
NOTES RECEIVABLE	2,555,500
PROPERTY AND EQUIPMENT — Net of accumulated depreciation and amortization of $2,218,388	1,199,486
GOODWILL	17,754,395
OTHER ASSETS	4,056,468
TOTAL ASSETS	$554,028,988

LIABILITIES AND MEMBER'S EQUITY

PAYABLE TO BANKS	$ 35,900,000
PAYABLE TO CUSTOMERS	276,945,325
SECURITIES LOANED	154,162,918
PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	37,801,114
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	4,203,318
Total liabilities	509,012,675
MEMBER'S EQUITY	45,016,313
TOTAL LIABILITIES AND MEMBER'S EQUITY	$554,028,988

See notes to financial statements